DIVIDEND ANNOUNCEMENT

HACKENSACK, NJ, October 24, 2006 - First Real Estate Investment Trust (“FREIT”) announced that its fourth quarter dividend for fiscal year ending October 31, 2006 will be $ .50 per share, payable on December 19, 2006, to shareholders of record on December 4, 2006. Additionally, FREIT announced that, beginning in the first fiscal quarter of 2007, it is increasing its fixed quarterly dividend to $ .30 per share from $ .25 per share.

The $ .50 per share dividend payable for the fourth quarter raises dividends for the fiscal year ended October 31, 2006 to $1.25 per share compared to $ 1.20 per share for fiscal 2005, an increase of 4.2%

It is FREIT’s policy to pay fixed quarterly dividends for the first three quarters of its fiscal year. The final fourth quarter dividend is based on the fiscal year’s net income, taxable income, and funds from operations.

The statements in this report that relate to future earnings or performance are forward-looking. Actual results might differ materially and be adversely affected by such factors as longer than anticipated lease-up periods, or the inability of tenants to pay increased rents. Additional information about these factors is contained in the Trust’s filings with the SEC including the Trust’s most recent filed report on Forms 10-K and 10-Q.

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FREIT is a publicly traded (over-the-counter - symbol FREVS) REIT organized in 1961. It has approximately $225 million (historical cost basis) of assets. Its portfolio of residential and retail properties extends from Eastern, L.I. to Maryland, with the largest concentration in Northern New Jersey.

For additional information contact Shareholder Relations at (201) 488-6400.

505 Main Street, Hackensack, NJ, 07601

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